Exhibit 99.2

Financial Report

Results of Operations

Three-month period ended March 31, 2024 compared to the three-month period ended March 31, 2023

During the three-month periods ended March 31, 2024 and 2023, we had an average of 107.9 and 112.7 vessels, respectively, in our owned fleet. In addition, during the three-month period ended March 31, 2024, through our dry-bulk operating platform Costamare Bulkers Inc. (“CBI”) we chartered-in an average of 57.0 third party dry-bulk vessels (10.9 third party dry-bulk vessels during the three-month period ended March 31, 2023). As of May 10, 2024, CBI charters-in 54 dry-bulk vessels on period charters.

During the three-month period ended March 31, 2024, we sold the dry-bulk vessels Manzanillo, Progress, Konstantinos, Merida, Alliance and Pegasus with an aggregate DWT capacity of 246,151 and took delivery of the dry-bulk vessel Miracle with a DWT of 180,643. During the three-month period ended March 31, 2023, we sold the container vessels Maersk Kalamata and Sealand Washington with an aggregate TEU capacity of 13,292 and the dry-bulk vessel Miner with a DWT of 32,300.

As of March 31, 2024, we have invested in NML the amount of $123.3 million. NML has been included in our consolidated financial statements since the second quarter of 2023.

In the three-month periods ended March 31, 2024 and 2023, our fleet ownership days totaled 9,820 and 10,143 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results and Vessels’ Operational Data(1)

(Expressed in millions of U.S. dollars,	Three-month period ended March 31,			Percentage
except percentages)	2023	2024	Change	Change

Voyage revenue	$248.8	$470.2	$221.4	89.0%
Income from investments in leaseback vessels	-	5.3	5.3	n.m.
Voyage expenses	(31.6)	(95.4)	63.8	n.m.
Charter-in hire expenses	(12.4)	(144.3)	131.9	n.m.
Voyage expenses – related parties	(3.2)	(3.6)	0.4	12.5%
Vessels’ operating expenses	(67.7)	(59.7)	(8.0)	(11.8%)
General and administrative expenses	(4.4)	(5.2)	0.8	18.2%
Management and agency fees – related parties	(15.2)	(14.6)	(0.6)	(3.9%)
General and administrative expenses - non-cash component	(1.4)	(1.7)	0.3	21.4%
Amortization of dry-docking and special survey costs	(4.7)	(5.6)	0.9	19.1%
Depreciation	(41.1)	(40.5)	(0.6)	(1.5%)
Gain on sale of vessels, net	89.1	1.0	(88.1)	(98.9%)
Loss on vessel held for sale	(2.4)	-	(2.4)	n.m.
Foreign exchange gains/ (losses)	1.3	(2.4)	(3.7)	n.m.
Interest income	6.7	8.3	1.6	23.9%
Interest and finance costs	(36.9)	(33.0)	(3.9)	(10.6%)
Income / (Loss) from equity method investments	(1.4)	-	(1.4)	n.m.
Other	2.6	0.6	(2.0)	(76.9%)
Gain on derivative instruments	22.8	23.3	0.5	2.2%
Net Income	$148.9	$102.7

(Expressed in millions of U.S. dollars,	Three-month period ended March 31,			Percentage
except percentages)	2023	2024	Change	Change

Voyage revenue	$248.8	$470.2	$221.4	89.0%
Accrued charter revenue	(2.3)	0.8	3.1	n.m.
Voyage revenue adjusted on a cash basis (1)	$246.5	$471.0	$224.5	91.1%

Vessels’ operational data	Three-month period ended March 31,			Percentage
	2023	2024	Change	Change

Average number of vessels	112.7	107.9	(4.8)	(4.3%)
Ownership days	10,143	9,820	(323)	(3.2%)
Number of vessels under dry-docking and special survey	9	2	(7)

(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Consolidated Financial Results and Vessels’ Operational Data” above for the reconciliation of Voyage revenue adjusted on a cash basis.

Voyage Revenue

Voyage revenue increased by 89.0%, or $221.4 million, to $470.2 million during the three-month period ended March 31, 2024, from $248.8 million during the three-month period ended March 31, 2023. The increase is mainly attributable to (i) increased revenue earned by CBI due to increased volume of its operations period over period, (ii) increased charter rates in certain of our owned container and dry-bulk vessels and (iii) revenue earned by two container vessels acquired during the second and fourth quarter of 2023, respectively, and by one dry bulk vessel acquired during the third quarter of 2023, partly off-set by revenue not earned by three container vessels and six dry bulk vessels sold during the year ended 2023 and six dry bulk vessels sold during the first quarter of 2024.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”) increased by 91.1%, or $224.5 million, to $471.0 million during the three-month period ended March 31, 2024, from $246.5 million during the three-month period ended March 31, 2023. Accrued charter revenue for the three-month periods ended March 31, 2024 and 2023 was a positive amount of $0.8 million and a negative amount of $2.3 million, respectively.

Income from investments in leaseback vessels

Income from investments in leaseback vessels was $5.3 million for the three-month period ended March 31, 2024. Income from investments in leaseback vessels was earned from NML’s operations during the first quarter of 2024. NML acquires, owns and bareboat charters out vessels through its wholly-owned subsidiaries.

Voyage Expenses

Voyage expenses were $95.4 million and $31.6 million for the three-month periods ended March 31, 2024 and 2023, respectively. Voyage expenses increased, period over period, mainly due to CBI’s increased volume of operations during the three-month period ended March 31, 2024 compared to the three-month period ended March 31, 2023. Voyage expenses mainly include (i) fuel consumption mainly related to dry bulk vessels, (ii) third-party commissions, (iii) port expenses and (iv) canal tolls.

Charter-in Hire Expenses

Charter-in hire expenses were $144.3 million and $12.4 million for the three-month periods ended March 31, 2024 and 2023, respectively. Charter-in hire expenses are expenses relating to chartering-in of third-party dry bulk vessels under charter agreements through CBI.

Voyage Expenses – related parties

Voyage expenses – related parties were $3.6 million and $3.2 million for the three-month periods ended March 31, 2024 and 2023, respectively. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our owned fleet charged by a related manager and a related service provider and (ii) charter brokerage fees (in respect of our container vessels) payable to two related charter brokerage companies for an amount of approximately $0.4 million and $0.3 million, in the aggregate, for the three-month periods ended March 31, 2024 and 2023, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $59.7 million and $67.7 million during the three-month periods ended March 31, 2024 and 2023, respectively. Daily vessels’ operating expenses were $6,075 and $6,672 for the three-month periods ended March 31, 2024 and 2023, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $5.2 million and $4.4 million during the three-month periods ended March 31, 2024 and 2023, respectively, and include amounts of $0.67 million and $0.67 million, respectively, that were paid to a related service provider.

Management and Agency Fees – related parties

Management fees charged by our related party managers were $11.3 million and $10.6 million during the three-month periods ended March 31, 2024 and 2023, respectively. The amounts charged by our related party managers include amounts paid to third party managers of $3.5 million and $3.5 million for the three-month periods ended March 31, 2024 and 2023, respectively. Furthermore, during the three-month period ended March 31, 2024 and 2023, agency fees of $3.3 million and $4.6 million, in aggregate, were charged by four and three related agents, respectively, in connection with the operations of CBI.

General and Administrative Expenses - non-cash component

General and administrative expenses - non-cash component for the three-month period ended March 31, 2024 amounted to $1.7 million, representing the value of the shares issued to a related service provider on March 29, 2024. General and administrative expenses - non-cash component for the three-month period ended March 31, 2023 amounted to $1.4 million, representing the value of the shares issued to a related service provider on March 30, 2023.

Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $5.6 million and $4.7 million during the three-month periods ended March 31, 2024 and 2023, respectively. During the three-month period ended March 31, 2024, one vessel underwent and completed her dry-docking and special survey and one vessel was in the process of completing her dry-docking and special survey. During the three-month period ended March 31, 2023, six vessels underwent and completed their dry-docking and special survey and three vessels were in the process of completing their dry-docking and special survey.

Depreciation

Depreciation expense for the three-month periods ended March 31, 2024 and 2023 was $40.5 million and $41.1 million, respectively.

Gain on Sale of Vessels, net

During the three-month period ended March 31, 2024, we recorded a net gain of $1.0 million from the sale of the dry-bulk vessels Manzanillo, Progress and Konstantinos, each of which was classified as a vessel held for sale as of December 31, 2023, and from the sale of the dry-bulk vessels Merida, Alliance and Pegasus. During the three-month period ended March 31, 2023, we recorded a net gain of $89.1 million from the sale of the container vessels Maersk Kalamata and Sealand Washington, which were classified as vessels held for sale as of December 31, 2022 (initially classified as vessels held for sale as of March 31, 2022) and the sale of the dry-bulk vessel Miner.

Loss on Vessels Held for Sale

As of March 31, 2024, the dry-bulk vessel Adventure continues to be classified as a vessel held for sale (initially classified as a vessel held for sale during the fourth quarter of 2023), but no loss on vessel held for sale was recorded, since the vessel’s estimated fair value less costs to sell exceeded her carrying value. During the three-month period ended March 31, 2023, the dry-bulk vessel Taibo was classified as a vessel held for sale and we recorded a loss on vessel held for sale of $2.4 million, which resulted from its estimated fair value measurement less costs to sell.

Interest Income

Interest income amounted to $8.3 million and $6.7 million for the three-month periods ended March 31, 2024 and 2023, respectively.

Interest and Finance Costs

Interest and finance costs were $33.0 million and $36.9 million during the three-month periods ended March 31, 2024 and 2023, respectively. The decrease is mainly attributable to the decreased interest expense due to lower average loan balance during the three-month period ended March 31, 2024, compared to the three-month period ended March 31, 2023.

Income / (Loss) from Equity Method Investments

Income from equity method investments for the three-month period ended March 31, 2024, was $0.04 million (loss of $1.4 million for the three-month period ended March 31, 2023) representing our share of the loss in jointly owned companies set up pursuant to the Framework Deed. As of March 31, 2024 and 2023 two and five companies, respectively, were jointly owned pursuant to the Framework Deed out of which nil and four companies, respectively, owned container vessels.

Gain on Derivative Instruments

As of March 31, 2024, we hold derivative financial instruments that qualify for hedge accounting and derivative financial instruments that do not qualify for hedge accounting. The change in the fair value of each derivative instrument that qualifies for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”). The change in the fair value of each derivative instrument that does not qualify for hedge accounting is recorded in the consolidated statements of income.

As of March 31, 2024, the fair value of these instruments, in aggregate, amounted to a net asset of $71.1 million. During the three-month period ended March 31, 2024, a net gain of $5.4 million has been included in OCI and a net gain of $23.3 million has been included in Gain on Derivative Instruments, net.

Cash Flows

Three-month periods ended March 31, 2024 and 2023

Condensed cash flows	Three-month period ended March 31,
(Expressed in millions of U.S. dollars)	2023	2024
Net Cash Provided by Operating Activities	37.3	138.0
Net Cash Provided by Investing Activities	191.3	34.6
Net Cash Used in Financing Activities	(94.6)	(28.0)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended March 31, 2024, increased by $100.7 million to $138.0 million, from $37.3 million for the three-month period ended March 31, 2023. The increase is mainly attributable to the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis), the increased net cash from operations during the three-month period ended March 31, 2024 compared to the three-month period ended March 31, 2023, to the decreased payments for interest (including interest derivatives net receipts) during the three-month period ended March 31, 2024 compared to the three-month period ended March 31, 2023 and to the decreased dry-docking and special survey costs during the three-month period ended March 31, 2024 compared to the three-month period ended March 31, 2023.

Net Cash Provided by Investing Activities

Net cash provided by investing activities was $34.6 million in the three-month period ended March 31, 2024, which mainly consisted of proceeds we received from the sale of the dry-bulk vessels Manzanillo, Progress, Konstantinos, Merida, Alliance and Pegasus; partly off-set by (i) settlement payment for the delivery of the secondhand dry bulk vessel Miracle, (ii) payments for upgrades for certain of our container and dry bulk vessels and (iii) payments for net investments into which NML entered.

Net cash provided by investing activities was $191.3 million in the three-month period ended March 31, 2023, which mainly consisted of proceeds we received from (i) the sale of the container vessels Sealand Washington and Maersk Kalamata and the dry bulk vessel Miner, (ii) the maturity of part of our short-term investments in US Treasury Bills; partly off-set by payments for the purchase of short-term investments in US Treasury Bills and payments for upgrades for certain of our container and dry bulk vessels.

Net Cash Used in Financing Activities

Net cash used in financing activities was $28 million in the three-month period ended March 31, 2024, which mainly consisted of (a) $9.7 million net payments relating to our debt financing agreements and finance lease liability agreement (including proceeds of $111.5 million we received from eight debt financing agreements), (b) $9.3 million we paid for dividends to holders of our common stock for the fourth quarter of 2023 and (c) $0.9 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (“Series B Preferred Stock”), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock (“Series C Preferred Stock”), $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock”) and $2.5 million we paid for dividends to holders of our 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (“Series E Preferred Stock”) for the period from October 15, 2023 to January 14, 2024.

Net cash used in financing activities was $94.6 million in the three-month period ended March 31, 2023, which mainly consisted of (a) $74.2 million net payments relating to our debt financing agreements (including proceeds of $322.8 million we received from one debt financing agreement), (b) $10.3 million we paid for dividends to holders of our common stock for the fourth quarter of 2022 and (c) $0.9 million we paid for dividends to holders of our Series B Preferred Stock, $2.1 million we paid for dividends to holders of our Series C Preferred Stock, $2.2 million we paid for dividends to holders of our Series D Preferred Stock and $2.5 million we paid for dividends to holders of our Series E Preferred Stock for the period from October 15, 2022 to January 14, 2023.

Liquidity and Unencumbered Vessels

Cash and cash equivalents

As of March 31, 2024, we had Cash and cash equivalents (including restricted cash) of $969.8 million, $17.7 million invested in short-dated US Treasury Bills (short-term investments) and $2.2 million margin deposits in relation to our FFAs and bunker swaps. Furthermore, as of March 31, 2024, our liquidity stood at approximately $1,106.0 million including (a) our share of cash amounting to $0.5 million held in joint venture companies set up pursuant to the Framework Deed and (b) $115.8 million of available undrawn funds from two hunting license facilities.

Debt-free vessels

As of May 9, 2024, the following vessels were free of debt.

Unencumbered Vessels

(Refer to Fleet list for full details)

Vessel Name	Year Built	TEU/DWT Capacity
Containerships
KURE	1996	7,403
MAERSK KOWLOON	2005	7,471
ETOILE	2005	2,556
MICHIGAN	2008	1,300
ARKADIA	2001	1,550
Dry Bulk Vessels
ADVENTURE	2011	33,755

Conference Call details:

On Friday, May 10, 2024 at 8:30 a.m. EST, Costamare’s management team will hold a conference call to discuss the financial results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US), 0808-238-9064 (from the UK) or +1-412-317-9258 (from outside the US and the UK). Please quote “Costamare”. A replay of the conference call will be available until May 17, 2024. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 8339275.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships and dry bulk vessels for charter. The Company has 50 years of history in the international shipping industry and a fleet of 68 containerships, with a total capacity of approximately 513,000 TEU and 39 dry bulk vessels with a total capacity of approximately 2,900,000 DWT (including one vessel that we have agreed to sell and two vessels we have agreed to acquire). The Company also has a dry bulk operating platform which charters in/out dry bulk vessels, enters into contracts of affreightment, forward freight agreements and may also utilize hedging solutions. The Company participates in a leasing business that provides financing to third-party owners. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:

Gregory Zikos – Chief Financial Officer
Konstantinos Tsakalidis – Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40

Email: ir@costamare.com

Containership Fleet List

The table below provides additional information, as of May 9, 2024, about our fleet of containerships, and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	TRITON	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(i)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(i)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(i)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(i)	Evergreen	2016	14,424	(*)	August 2026
6	YM TRIUMPH(i)	Yang Ming	2020	12,690	(*)	May 2030
7	YM TRUTH(i)	Yang Ming	2020	12,690	(*)	May 2030
8	YM TOTALITY(i)	Yang Ming	2020	12,690	(*)	July 2030
9	YM TARGET(i)	Yang Ming	2021	12,690	(*)	November 2030
10	YM TIPTOP(i)	Yang Ming	2021	12,690	(*)	March 2031
11	CAPE AKRITAS	MSC	2016	11,010	33,000	August 2031
12	CAPE TAINARO	MSC	2017	11,010	33,000	April 2031
13	CAPE KORTIA	MSC	2017	11,010	33,000	August 2031
14	CAPE SOUNIO	MSC	2017	11,010	33,000	April 2031
15	CAPE ARTEMISIO	Hapag Lloyd/(*)	2017	11,010	36,650/(*)	March 2030(3)
16	ZIM SHANGHAI	ZIM	2006	9,469	72,700	July 2025
17	ZIM YANTIAN	ZIM	2006	9,469	72,700	June 2025
18	YANTIAN	COSCO	2006	9,469	(*)	April 2026
19	COSCO HELLAS	COSCO	2006	9,469	(*)	July 2026
20	BEIJING	COSCO	2006	9,469	(*)	June 2026
21	MSC AZOV	MSC	2014	9,403	35,300	December 2026
22	MSC AMALFI	MSC	2014	9,403	35,300	March 2027
23	MSC AJACCIO	MSC	2014	9,403	35,300	February 2027
24	MSC ATHENS	MSC	2013	8,827	35,300	January 2026
25	MSC ATHOS	MSC	2013	8,827	35,300	February 2026
26	VALOR	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	April 2030(4)
27	VALUE	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	April 2030(5)
28	VALIANT	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	June 2030(6)
29	VALENCE	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	July 2030(7)
30	VANTAGE	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	September 2030(8)
31	NAVARINO	MSC/(*)	2010	8,531	31,000/(*)	March 2029(9)
32	KLEVEN	MSC	1996	8,044	41,500	November 2026
33	KOTKA	MSC	1996	8,044	41,500	December 2026
34	MAERSK KOWLOON	Maersk	2005	7,471	18,500	August 2025
35	KURE	MSC	1996	7,403	41,500	July 2026
36	METHONI	Maersk	2003	6,724	46,500	August 2026
37	PORTO CHELI	Maersk	2001	6,712	30,075	June 2026
38	ZIM TAMPA	ZIM	2000	6,648	45,000	July 2025
39	ZIM VIETNAM	ZIM	2003	6,644	53,000	October 2025
40	ZIM AMERICA	ZIM	2003	6,644	53,000	October 2025
41	ARIES	(*)	2004	6,492	58,500	March 2026
42	ARGUS	(*)	2004	6,492	58,500	April 2026
43	PORTO KAGIO	Maersk	2002	5,908	28,822	June 2026
44	GLEN CANYON	ZIM	2006	5,642	62,500	June 2025

Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
45	PORTO GERMENO	Maersk	2002	5,570	28,822	June 2026
46	LEONIDIO	Maersk	2014	4,957	14,200	December 2024(10)
47	KYPARISSIA	Maersk	2014	4,957	14,200	November 2024(10)
48	MEGALOPOLIS	Maersk	2013	4,957	13,500	July 2025(11)
49	MARATHOPOLIS	Maersk	2013	4,957	13,500	July 2025(11)
50	GIALOVA	(*)	2009	4,578	(*)	March 2026(12)
51	DYROS	Maersk	2008	4,578	17,500	February 2025
52	NORFOLK	(*)	2009	4,259	(*)	March 2025
53	VULPECULA	ZIM	2010	4,258	Please refer to note 13	May 2028(13)
54	VOLANS	Hapag Lloyd	2010	4,258	21,750	June 2024
55	VIRGO	Maersk	2009	4,258	21,500	March 2025
56	VELA	ZIM	2009	4,258	Please refer to note 14	April 2028(14)
57	ANDROUSA	(*)	2010	4,256	(*)	March 2026
58	NEOKASTRO	CMA CGM	2011	4,178	39,000	February 2027
59	ULSAN	Maersk	2002	4,132	34,730	January 2026
60	POLAR BRASIL (i)	Maersk	2018	3,800	19,700	January 2025(15)
61	LAKONIA	COSCO	2004	2,586	26,500	March 2025
62	SCORPIUS	Hapag Lloyd	2007	2,572	17,750	February 2026(16)
63	ETOILE	(*)	2005	2,556	(*)	June 2026
64	AREOPOLIS	COSCO	2000	2,474	26,500	April 2025
65	ARKADIA	Swire Shipping	2001	1,550	13,000	March 2025
66	MICHIGAN	(*)	2008	1,300	(*)	October 2025
67	TRADER	(*)/(*)	2008	1,300	(*)/(*)	October 2026(17)
68	LUEBECK	(*)	2001	1,078	(*)	April 2026

(1)	Daily charter rates are gross, unless stated otherwise. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)	Charter terms and expiration dates are based on the earliest date charters (unless otherwise noted) could expire.
(3)	Cape Artemisio is currently chartered to Hapag Lloyd at a daily rate of $36,650 until March 12, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(4)	Valor is currently chartered to Hapag Lloyd at a daily rate of $32,400 until April 3, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(5)	Value is currently chartered to Hapag Lloyd at a daily rate of $32,400 until April 25, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(6)	Valiant is currently chartered to Hapag Lloyd at a daily rate of $32,400 until June 5, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(7)	Valence is currently chartered to Hapag Lloyd at a daily rate of $32,400 until July 3, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(8)	Vantage is currently chartered to Hapag Lloyd at a daily rate of $32,400 until September 8, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(9)	Navarino is currently chartered to MSC at a daily rate of $31,000 until March 1, 2025, at the earliest. Upon redelivery of the vessel from MSC, the vessel will commence a new charter with a leading liner company for a period of 48 to 52 months at an undisclosed rate.
(10)	Charterer has the option to extend the current time charter for an additional period of 12 to 24 months at a daily rate of $17,000.
(11)	Charterer has the option to extend the current time charter for an additional period of approximately 24 months at a daily rate of $14,500.
(12)	Gialova is currently undergoing her special survey, following which, it will commence a time charter with a leading liner company at an undisclosed rate for a period of about 22 to 24 months.

(13)	Vulpecula is currently chartered to ZIM under a charterparty agreement which commenced in May 2023. The tenor of the charter is for a period of 60 to 64 months. For this charter, the daily rate will be $99,000 for the first 12 month period, $91,250 for the second 12 month period, $10,000 for the third 12 month period and $8,000 for the remaining duration of the charter.
(14)	Vela is currently chartered to ZIM under a charterparty agreement which commenced in April 2023. The tenor of the charter is for a period of 60 to 64 months. For this charter, the daily rate will be $99,000 for the first 12 month period, $91,250 for the second 12 month period, $10,000 for the third 12 month period and $8,000 for the remaining duration of the charter.
(15)	Charterer has the option to extend the current time charter for three additional one-year periods at a daily rate of $21,000.
(16)	Scorpius is currently chartered at a daily rate of $17,750 until July 10, 2024. From this date and until the expiration of the charter the new daily rate will be $16,500.
(17)	Trader is currently chartered at an undisclosed rate until October 1, 2024, at the earliest. Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company for a period of 24 to 26 months at an undisclosed rate.

(i)	Denotes vessels subject to a sale and leaseback transaction.

(*) Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates, which are treated as confidential.

Dry Bulk Vessel Fleet List

The tables below provide information, as of May 9, 2024 about our fleet of dry bulk vessels, including one vessel that we have agreed to sell and two vessels we have agreed to acquire.

	Vessel Name	Year Built	Capacity (DWT)
1	FRONTIER UNITY (tbr. FRONTIER)(i)	2012	181,415
2	MIRACLE	2011	180,643
3	LOWLANDS PROSPERITY (tbr. PROSPER)(i)	2012	179,895
4	DORADO	2011	179,842
5	ENNA	2011	175,975
6	AEOLIAN	2012	83,478
7	GRENETA	2010	82,166
8	HYDRUS	2011	81,601
9	PHOENIX	2012	81,569
10	BUILDER	2012	81,541
11	FARMER	2012	81,541
12	SAUVAN	2010	79,700
13	ROSE	2008	76,619
14	MERCHIA	2015	63,800
15	SEABIRD	2016	63,553
16	DAWN	2018	63,530
17	ORION	2015	63,473
18	DAMON	2012	63,227
19	ARYA	2013	61,424
20	TITAN I	2009	58,090
21	ERACLE	2012	58,018
22	PYTHIAS	2010	58,018
23	NORMA	2010	58,018
24	ORACLE	2009	57,970
25	CURACAO	2011	57,937
26	URUGUAY	2011	57,937
27	ATHENA	2012	57,809
28	SERENA	2010	57,266
29	LIBRA	2010	56,729
30	CLARA	2008	56,557
31	BERMONDI	2009	55,469
32	VERITY	2012	37,163
33	PARITY	2012	37,152
34	ACUITY	2011	37,149
35	EQUITY	2013	37,071
36	DISCOVERY	2012	37,019
37	BERNIS	2011	34,627
38	ADVENTURE(ii)	2011	33,755
39	RESOURCE	2010	31,776

(i) Denotes vessel that we have agreed to acquire.

(ii) Denotes vessel that we have agreed to sell.

Consolidated Statements of Income

	Three-months ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2023	2024
	(Unaudited)
REVENUES:
Voyage revenue	$248,769	$470,172
Income from investments in leaseback vessels	-	5,258
Total revenues	$248,769	$475,430

EXPENSES:
Voyage expenses	(31,631)	(95,357)
Charter-in hire expenses	(12,405)	(144,349)
Voyage expenses – related parties	(3,211)	(3,634)
Vessels’ operating expenses	(67,674)	(59,657)
General and administrative expenses	(4,366)	(5,193)
Management and agency fees – related parties	(15,190)	(14,647)
General and administrative expenses – non-cash component	(1,408)	(1,698)
Amortization of dry-docking and special survey costs	(4,701)	(5,612)
Depreciation	(41,144)	(40,501)
Gain on sale of vessels, net	89,068	993
Loss on vessel held for sale	(2,350)	-
Foreign exchange gains / (losses)	1,269	(2,378)
Operating income	$155,026	$103,397

OTHER EXPENSES:
Interest income	$6,722	$8,313
Interest and finance costs	(36,880)	(32,950)
Income / (loss) from equity method investments	(1,361)	40
Other	2,566	534
Gain on derivative instruments	22,791	23,338
Total other expenses	$(6,162)	$(725)
Net Income	$148,864	$102,672
Earnings allocated to Preferred Stock	(7,595)	(7,681)
Net (gain) / loss attributable to the non-controlling interest	291	(811)
Net Income available to common stockholders	$141,560	$94,180

Earnings per common share, basic and diluted	$1.16	$0.79
Weighted average number of shares, basic and diluted	122,531,273	118,628,891

COSTAMARE INC.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)	As of December 31, 2023	As of March 31, 2024
ASSETS	(Audited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$745,544	$832,195
Restricted cash	10,645	68,822
Margin deposits	13,748	2,215
Short-term investments	17,492	17,719
Investment in leaseback vessels, current	27,362	29,162
Net investment in sales type lease (Vessels), current	22,620	29,048
Accounts receivable	50,684	60,564
Inventories	61,266	65,551
Due from related parties	4,119	2,694
Fair value of derivatives	33,310	52,710
Insurance claims receivable	18,458	17,242
Vessels held for sale	40,307	9,486
Time-charter assumed	405	199
Accrued charter revenue	9,752	9,587
Prepayments and other	61,949	58,664
Total current assets	$1,117,661	$1,255,858
FIXED ASSETS, NET:
Vessels and advances, net	3,446,797	3,392,376
Total fixed assets, net	$3,446,797	$3,392,376
NON-CURRENT ASSETS:
Equity method investments	$552	$592
Investment in leaseback vessels, non-current	191,674	203,429
Deferred charges, net	72,801	71,720
Finance leases, right-of-use assets (Vessels)	39,211	38,864
Net investment in sales type lease (Vessels), non-current	19,482	8,877
Operating leases, right-of-use assets	284,398	261,853
Accounts receivable, non-current	5,586	5,161
Restricted cash	69,015	68,810
Fair value of derivatives, non-current	28,639	33,909
Accrued charter revenue, non-current	10,937	8,651
Time-charter assumed, non-current	269	220
Total assets	$5,287,022	$5,350,320
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$347,027	$337,050
Finance lease liability	2,684	2,711
Operating lease liabilities, current portion	160,993	162,491
Accounts payable	46,769	60,564
Due to related parties	3,172	2,484
Accrued liabilities	39,521	33,104
Unearned revenue	52,177	45,480
Fair value of derivatives	3,050	3,778
Other current liabilities	7,377	8,196
Total current liabilities	$662,770	$655,858
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,999,193	$1,998,597
Finance lease liability, net of current portion	23,877	23,195
Operating lease liabilities, non-current portion	114,063	90,351
Fair value of derivatives, net of current portion	11,194	11,752
Unearned revenue, net of current portion	27,352	24,828
Other non-current liabilities	9,184	14,002
Total non-current liabilities	$2,184,863	$2,162,725
COMMITMENTS AND CONTINGENCIES
Temporary equity – Redeemable non-controlling interest in subsidiary	$629	$604
STOCKHOLDERS’ EQUITY:
Preferred stock	$-	$-
Common stock	13	13
Treasury stock	(120,095)	(120,095)
Additional paid-in capital	1,435,294	1,440,679
Retained earnings	1,045,932	1,126,413
Accumulated other comprehensive income	21,387	26,815
Total Costamare Inc. stockholders’ equity	$2,382,531	$2,473,825
Non-controlling interest	56,229	57,308
Total stockholders’ equity	2,438,760	2,531,133
Total liabilities and stockholders’ equity	$5,287,022	$5,350,320

Financial Summary

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2023	2024

Voyage revenue	$248,769	$470,172
Accrued charter revenue (1)	$(2,265)	$761
Amortization of time-charter assumed	$49	$38
Voyage revenue adjusted on a cash basis (2)	$246,553	$470,971
Income from investments in leaseback vessels	$-	$5,258
Adjusted Net Income available to common stockholders (3)	$46,533	$75,243
Weighted Average number of shares	122,531,273	118,628,891
Adjusted Earnings per share (3)	$0.38	$0.63

Net Income	$148,864	$102,672
Net Income available to common stockholders	$141,560	$94,180
Weighted Average number of shares	122,531,273	118,628,891
Earnings per share	$1.16	$0.79

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements of our fleet are described in the notes to the “Fleet List” tables above.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings per Share.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-months ended March 31, 2024 and 2023. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2023	2024

Net Income	$148,864	$102,672
Earnings allocated to Preferred Stock	(7,595)	(7,681)
Non-Controlling Interest	291	(811)
Net Income available to common stockholders	141,560	94,180
Accrued charter revenue	(2,265)	761
General and administrative expenses - non-cash component	1,408	1,698
Amortization of Time charter assumed	49	38
Realized (gain) / loss on Euro/USD forward contracts (1)	48	(439)
Gain on sale of vessels, net	(89,068)	(993)
Loss on vessel held for sale	2,350	-
Loss on vessel held for sale by a jointly owned company with York Capital included in equity loss on investments	2,029	-
Non-recurring, non-cash write-off of loan deferred financing costs	974	182
Gain on derivative instruments, excluding realized (gain)/loss on derivative instruments (1)	(10,552)	(22,057)
Other non-cash items	-	1,873
Adjusted Net Income available to common stockholders	$46,533	$75,243
Adjusted Earnings per Share	$0.38	$0.63
Weighted average number of shares	122,531,273	118,628,891

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock and Non-Controlling Interest, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, amortization of time-charter assumed, realized (gain) / loss on Euro/USD forward contracts, gain on sale of vessels, net, loss on vessel held for sale, loss on vessel held for sale by a jointly owned company with York Capital included in equity loss on investments, non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses - non-cash component, non-cash changes in fair value of derivatives and other non-cash items. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.